# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DROPBOX, INC., CIK 0001467623
CUSIP: 26210C104
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1800 OWENS STREET, SAN FRANCISCO, California (CA), 94158
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001415889-25-003736
Filed by CIK 0001734563

## Reporting persons
- Andrew Houston: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 84,044,727; shared voting power 0; sole dispositive power 84,044,727; shared dispositive power 0; aggregate amount beneficially owned 84,044,727 (35.3% of the class)

## Item 1. Issuer
Name of issuer: DROPBOX, INC.
Address of issuer's principal executive offices: 1800 OWENS STREET, SAN FRANCISCO, CA, 94158.

## Item 2. Person Filing
Name of person filing: Andrew W. Houston
Address of principal business office or, if none, residence:
c/o Dropbox, Inc.
1800 Owens Street
San Francisco, CA 94158
Citizenship: Andrew W. Houston is a United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2026, (i) 8,266,666 shares of Class A Common Stock were held by Andrew W. Houston, (ii) 716,728 shares of Class A Common Stock and 7,608,764 shares of Class B Common Stock were held by the Houston Remainder Trust u/a 12/30/2010, for which Mr. Houston serves as trustee, (iii) 444,444 shares of Class A Common Stock were held by The Erin Yu Houston Revocable Trust u/a/d 1/18/2024, for which Mr. Houston's spouse serves as trustee, (iv) 66,507,625 shares of Class B Common Stock were held by Andrew Houston Revocable Trust u/a/d 9/7/2011, for which Mr. Houston serves as trustee, and (v) 500,500 shares of Class B Common Stock were held by the Houston 2012 Irrevocable Children's Trust u/a 4/12/2012, for which Mr. Houston serves as trustee.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
Percent of class:
35.3%

The ownership percentage above is calculated based on 163,263,829 shares of Class A Common Stock outstanding as of March 31, 2026, which number includes restricted stock awards subject to vesting as such shares are entitled to vote, plus the assumed conversion of 74,616,889 shares of Class B Common Stock deemed beneficially owned by Mr. Houston, as described herein, into shares of Class A Common Stock.
Sole power to vote or to direct the vote: 84,044,727 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 84,044,727 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Andrew Houston: /s/ Andrew W. Houston, Andrew W. Houston (05/01/2026)